UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

for the month of November, 2003

Commission File: 333-06552

PRESS RELEASE

Tembec temporarily suspends activities at two sawmills

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE                                                              FOR IMMEDIATE RELEASE

Tembec temporarily suspends activities at two sawmills

Temiscaming (Quebec), November 3, 2003 – Tembec announced today that it plans to temporarily shut down two of its sawmills on December 1st. The Béarn, Québec and Cochrane, Ontario sawmills have been negatively impacted by the unwarranted and illegal countervailing and antidumping export duties imposed on softwood lumber by the US. The low stud lumber prices combined with the considerable strengthening of the Canadian dollar have aggravated the situation.

During meetings held at each of the two mills, employees and union representatives were informed of the Company's decision and discussed the situation with management. The Company expects to resume production in February at both mills, but possibly earlier at its Cochrane installation.

Together, the Béarn and Cochrane mills produce some 260 million board feet of spruce, pine and fir (SPF) lumber, and their temporary shutdown will affect over 260 direct jobs. The curtailment will not negatively affect the Company's financial performance.

Tembec's Forest Products Group, which generates sales in the order of $1.2 billion, is a leading supplier in three major sectors: softwood lumber (SPF) and OSB panels, specialty wood products and engineered wood products. The Company is the third largest softwood lumber producer in Canada with over 1.7 billion board feet.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $4 billion with over 55 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France, the United States and Chile. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its web site, at www.tembec.com

Contacts:	Jim Lopez President, Forest Products Group Tembec Inc. Tel.: (819) 627-4740	Charles J. Gagnon Vice President, Corporate Relations Tembec Inc. Tel.: (819) 627-4387

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: November 25, 2003